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CoffeeBreakfastLunchFamily-friendyFirst Location
The Grind Cafe and Eatery

Bakery

20 RoseBrook Place
Wareham, MA 02571
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INVESTMENT OPPORTUNITY
The Grind Cafe and Eatery is seeking investment to open our first location.
$0 INVESTED

There are 154 hours remaining to invest. If the business does not receive an additional $75,000 by then, investors will be fully refunded.

The PitchTermsData RoomDiscussionUnderstand Risks
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The Team
Ronald Besse

Owner

Ronald is a 34 year old business professional. He has been in business management for over 15 years to include 10 years in restaurants and 5 years in big box retail. His high drive for results and high attention to detail make him very successful in what he has done. He believes humility has been his key to success. Working hard and consistently doing the right thing has help him learn so very important lessons in his career.

Erin Marks

Owner

Erin is a 32 year old working professional who has been in management for the last 10 years. She is currently working in retail management. She has been recognized by her company as the top manager 2 out of the last 3 years. Her passion for people and her job make her a very important asset to a successful company. She brings a very balanced and level mindset to help build high performing teams and businesses.

Business Overview

Hello everyone thank you for taking the time to look at my project. I am looking to raise the funds to start a Cafe and Eatery. I have sourced the perfect location for our initial location and would like to start the build out as soon as possible. Read more

FOUNDED

2020

FLOOR SPACE (SQ. FT)

3000

The Pitch

The Grind Cafe and Eatery is seeking investment to open our first location.

About Us

The Grind Cafe is opening a community focused cafe and eatery in Wareham. The cafe will serve your typical dinner fare along with daily specials and special drinks that you can only get from The Grind.

The Grind will be a place where you can not only enjoy a great meal but feel like you are at home. A place where the cashier knows your name and your usual order. We will combine good ole fashion values like phenomenal customer service with innovative ideas to bring its customers the best experience.

We have plans for this beautiful, perfect location: to morph it into a cafe and eatery that you & your community can indulge. Make great food; serve you; empower employees and the community: that's our simple mission

Why the Grind? - We will offer a clean, Friendly and comfortable environment. We will source the freshest local ingredients. You will not have an experience like any other in this area.

Our Location

We recently secured a lease on a 3000 sq ft space at a great location in Wareham - a high traffic area next to a hotel, offices and apartments. The space will host 60 seats inside and 15 seats seasonally.

Key Stats

Average Monthly Revenue: 100,000
Average Ticket Size: $25
Profit Margin: 30%
Sales per Employee: $6000

from the founder

We are passionate about bringing the best locally sourced products to create the food on our menu. We want to bring the comforts of home to you with our service and relaxed feel of our dining space. Whether it's that quick cup of joe on your way to work or sitting down and enjoying a meal you will not be disappointed. We are here for you and all of your needs. We look forward to serving you all for years to come.

— Ronald Besse, Co-Owner

Experienced Founders - We have a combined 28 years in management. Operating businesses from $2,000,000 to $25,000,000 in revenue. We know what it takes to be successful and bring our big business experience to this wonderful town we call home.

Why the Grind? - We will offer a clean, Friendly and comfortable environment. We will source the freshest local ingredients. You will not have an experience like any other in this area.

Our Philosophy -

Excellence in Execution – We succeed by staying focused, getting things done and sweating the details.

Continuous Improvement – We constantly strive to improve.

Collaboration – We find solutions as a team.

Doing the Right Thing – We treat everyone fairly, reasonably and with respect.

Humility – We keep our egos in check.

Frugality – We spend every dollar wisely.

Community – We believe in giving back.

Target Market - Anyone who loves a good cup of coffee and a great meal? Median income

Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Build out $70,500
Mainvest Compensation $4,500
Total $75,000
Summary of Terms
Legal Business Name The Grind Cafe and Eatery
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment Multiple for the first $75,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 2%-2.9%
Minimum Investment Amount $100
Target Raise $75,000
Maximum Raise $107,000
Investment Round Close Date 7/24/2020
Repayment Schedule Quarterly
Securitization None
Maturity Date 1/1/2027
Documents
2020 Balance Sheet
Financial Forecasts
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,200,000 $1,440,000 $1,584,000 $1,710,720 $1,847,578
Cost of Goods Sold $360,000 $432,000 $475,200 $513,216 $554,273
Gross Profit $840,000 $1,008,000 $1,108,800 $1,197,504 $1,293,305

EXPENSES

Rent $60,000 $72,000 $79,200 $85,536 $92,378
Utilities $15,000 $18,000 $19,800 $21,384 $23,094
Manager Salary $150,000 $153,750 $157,593 $161,532 $165,570
Insurance $5,000 $5,125 $5,253 $5,384 $5,518
Legal & Professional $5,000 $5,125 $5,253 $5,384 $5,518
Repairs & Maintenance $5,000 $6,000 $6,600 $7,128 $7,698
Advertising $2,500 $3,000 $3,300 $3,564 $3,849
Payroll $300,000 $360,000 $396,000 $427,680 $461,894
Office & Admin $12,000 $14,400 $15,840 $17,107 $18,475
Operating Profit $285,500 $370,600 $419,961 $462,805 $509,311
This information is provided by The Grind Cafe and Eatery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the The Grind Cafe and Eatery's fundraising. However, The Grind Cafe and Eatery may require additional funds from alternate sources at a later date.

No operating history

The Grind Cafe and Eatery was established in July 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Grind Cafe and Eatery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Grind Cafe and Eatery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to

changes in customer preferences.

Limited Operating History

The Grind Cafe and Eatery is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Grind Cafe and Eatery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Grind Cafe and Eatery's core business or the inability to compete successfully against the with other competitors could negatively affect The Grind Cafe and Eatery's financial performance.

This information is provided by The Grind Cafe and Eatery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

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